650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 23, 2015

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Nicholas P. Panos

Re:	Capnia, Inc.
Amendment No. 2 to Registration Statement filed on Form S-4
File No. 333-203162
Filed: June 5, 2015

Ladies and Gentlemen:

On behalf of our client, Capnia, Inc. (“Capnia” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 1, 2015 (the “Comment Letter”), relating to the above-referenced Confidential Draft Registration Statement on Form S-4. The Company is concurrently confidentially submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Registration Statement”). For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on May 19, 2015.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement, as applicable.

Cover Page of Prospectus

1.	The first narrative sentence indicates that Capnia is offering Series C Warrants “in exchange for” the valid, cash exercise of the Series B Warrants “or the Series B Warrants prior to . . . the Expiration Date” and therefore suggests that unexercised Series B warrants could be tendered. As discussed by telephone on May 28th, 2015, please remove this implication if untrue and make any conforming changes throughout the registration statement if necessary.

Capnia has made the requested revisions to the cover page of the Registration Statement.

AUSTIN    BEIJING    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO    SAN DIEGO

SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

June 23, 2015

2.	The cover page and prospectus refer to an “Offer to Exchange” and “Exchange Offer.” The reply provided in response to our prior comment number two in our letter dated April 13, 2015, does not provide a complete analysis in support of Capnia’s determination that the transaction being presented to Series B warrant holders constitutes an “Offer to Exchange” or “Exchange Offer” as distinguished from a transaction to raise capital. As discussed by telephone on May 28th, 2015, Capnia will need to demonstrate to us that the proposed transaction is eligible to be registered on Form S-4 pursuant to General Instruction A.1. of that form, or register the transaction on a different form and delete the references to “Offer to Exchange” and “Exchange Offer.”

Respectfully, Capnia believes that the transaction contemplated in the Registration Statement is an exchange offer for securities of the Company, as opposed to a transaction to raise capital. Holders of the Company’s outstanding Series B Warrants (the “Series B Warrants”) will transfer such Series B Warrants and the aggregate cash exercise price of such Series B Warrants in exchange for (i) shares of the Company’s Common Stock (the “Common Stock”) underlying such Series B Warrants and (ii) Series C Warrants (the “Series C Warrants”) to purchase the same number of shares of Common Stock underlying the Series B Warrants (the “Exchange Offer”). More specifically, with respect to Series B Warrant transfer, the beneficiary of the Series B Warrants will cause the brokerage firm that holds his, her or its Series B Warrants to electronically transfer such Series B Warrants to the account of The America Stock Transfer & Trust Company LLC (the “Exchange Agent”) at the Depository Trust Company.

The Series B Warrants, however, will not be exercised upon transfer. Rather, the Exchange Agent will hold the tendered Series B Warrants until, pursuant to the terms of the Registration Statement, (i) such tender has been withdrawn by the tenderer, (ii) such tender has been rejected or the Exchange Offer has been withdrawn by Capnia or (iii) such tender has been accepted by Capnia. Upon acceptance by the Company of the tender, provided such tender or the Exchange Offer has not been withdrawn, the Series B Warrants will be exercised for the underlying shares of Common Stock and, simultaneously, the Company will issue the tenderer a Series C Warrant. Furthermore, if the tender of any Series B Warrants or the Exchange Offer itself is validly withdrawn, the tendered Series B Warrants will be returned to the applicable holder and remain unexercised. In other words, the exercise of any Series B Warrants and issuance of the Series C Warrants will not occur until the tender has been accepted pursuant to the terms of Exchange Offer. And thus, in the Company’s opinion, the transfers should be viewed as an exchange of securities.

Securities and Exchange Commission

June 23, 2015

Capnia has made changes throughout the Registration Statement to clarify the foregoing.

Important Information, page iv

3.	The first narrative sentence in this section indicates that “Series B Warrants . . . not validly withdrawn prior to the Expiration Date may not be withdrawn at any time after the Expiration Date.” This sentence suggests a termination of withdrawal rights that is inconsistent with Rule 13e-4(f)(2)(ii). Please revise and make any conforming changes.

Capnia has made the requested revisions to page iv, and other conforming changes to certain other pages, of the Registration Statement.

* * * * *

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (650) 565-3588 or esatusky@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Elton Satusky

Elton Satusky

cc:	Anish Bhatnagar, Capnia, Inc.
Eric Hsu, Esq.
Wilson Sonsini Goodrich & Rosati